SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 31st, 2007

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-            )

Enclosure: Swedish Match to deregister from SEC

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: May 31st, 2007	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

31 May, 2007

Swedish Match to deregister from SEC

Swedish Match announced today that it intends to file on June 5, 2007 a Form 15F with the US Securities and Exchange Commission (SEC) to deregister its shares under the US Securities Exchange Act of 1934. Swedish Match expects that the deregistration will become effective 90 days after filing. As a result of the filing, Swedish Match’s obligation to file certain reports and forms with the SEC, including Forms 20-F and 6-K, will be immediately suspended. In 2004, the Company delisted its American Depository Shares (ADS) from the Nasdaq National Market and cancelled its ADS facility.

Swedish Match is a global Group of companies with a broad assortment of market-leading brands in smokeless tobacco products, cigars, pipe tobacco and lights products. The Group’s global operations generated sales of 12,622 MSEK for the twelve month period ending March 31, 2007. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: +46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com